04 JAN 13 AM 7:21

23 December 2003

04012041

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4, Chinguetti-4-7 (Tiof West), lodged with the Australian Stock Exchange on 23 December 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

KRees

Katrina Rees
Assistant Secretariat Officer

dlw 1/13

23 December 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-7 (Tiof West)

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that the Chinguetti-4-7 (Tiof West) step out exploration well was plugged and abandoned as planned and the rig was released on 21 December 2003.

Since the last report, wireline formation sampling was concluded.

Participants in the Area B PSC are as follows:	**Area B**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

Following completion of acquisition of AGIP's interest and pro-rata on-selling transactions to JVP participants, expected in January 2004, participants in the Area B PSC will be as follows:

	Area B
Woodside Mauritania Pty Ltd	53.846% (Operator)
Hardman Resources Ltd	33.230%
Fusion Mauritania B Limited	9.231%
Roc Oil (Mauritania) Company	3.693%

ANTHONY NIARDONE
Assistant Company Secretary